EXHIBIT 12.2

The PNC Financial Services Group, Inc. and Subsidiaries

Computation of Ratio of Earnings

to Fixed Charges and Preferred Stock Dividends (1)

Dollars in millions	Three Months Ended March 31, 2008		Year Ended December 31
			2007		2006		2005		2004		2003
Earnings
Pretax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	$531		$1,806		$3,913		$1,962		$1,745		$1,600
Add:
Distributed income of equity investees	38		124		20
Fixed charges and preferred stock dividends excluding interest on deposits	333		1,268		842		663		358		347
Less:
Minority interest in pretax income of subsidiaries that have not incurred fixed charges	28		101		33		20		10		32
Preferred stock dividend requirements			1		1		1		1		1

Earnings excluding interest on deposits	874		3,096		4,741		2,604		2,092		1,914
Interest on deposits	450		2,053		1,590		981		484		457

Total earnings	$1,324		$5,149		$6,331		$3,585		$2,576		$2,371

Fixed charges and preferred stock dividends
Interest on borrowed funds	$315		$1,197		$777		$599		$298		$258
Interest component of rentals	18		69		64		63		58		59
Amortization of notes and debentures			1						1		1
Distributions on mandatorily redeemable capital securities of subsidiary trusts											28
Preferred stock dividend requirements			1		1		1		1		1

Fixed charges and preferred stock dividends excluding interest on deposits	333		1,268		842		663		358		347
Interest on deposits	450		2,053		1,590		981		484		457

Total fixed charges and preferred stock dividends	$783		$3,321		$2,432		$1,644		$842		$804

Ratio of earnings to fixed charges and preferred stock dividends
Excluding interest on deposits	2.62	x	2.44	x	5.63	x	3.93	x	5.84	x	5.52	x
Including interest on deposits	1.69		1.55		2.60		2.18		3.06		2.95
(1)	As defined in Item 503(d) of Regulation S-K.